

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Dr. Leo Li
President and Chief Executive Officer
Spreadtrum Communications, Inc.
Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People's Republic of China

> **Re:** **Spreadtrum Communications, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed May 7, 2010**
> **File No. 001-33535**

Dear Dr. Li:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 69

1.   On page 71, you disclose that you recorded inventory write downs of $5.5 million and
        $9.1 million in 2009 and 2008. Please explain whether and how the inventory write-
        downs have taken into account internal reports from marketing and sales with respect to
        forecasted sales. Discuss the type of information you obtained regarding inventory levels
        at customers or in the distribution channel. Finally, address when and what
        communications there have been with suppliers regarding reductions in orders.

2.   Please quantify for us the remaining balance of inventory items previously written-down
        or written-off as of December 31, 2008 and 2009 and tell us the significant components
        of that balance. Explain when and how you plan on disposing of any parts or products
        that were reserved. Explain whether there were any sales of these products in 2008 and
        2009 and the impact, if any on your gross profit.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-17

3.   You disclose that most of your revenue arrangements do not include rights of return,
        credits or discounts, rebates, price protection or similar privileges. Please tell us the
        nature and terms of your revenue arrangements where these terms do exist and your
        associated revenue recognition policies. Please also explain the nature of the free
        products you offer and how you measure the associated cost of those products.

4.   Please tell us whether you sell directly to distributors and the percentage of revenues
        recognized in each year related to sales to distributors. Explain to us the significant terms
        of your revenue arrangements with your distributors and your related revenue recognition
        policies.

5.   We note from your disclosures on pages F-13 and F-15 that you hold a note receivable
        from one customer and that notes receivable are "typically non-interest bearing and have
        maturities of less than six months." Please describe to us the specific terms for the notes
        receivable recorded at December 31, 2009. Describe how the payment terms of the note
        receivable differ from the payment terms on accounts receivable. Tell us how you
        considered the different payment terms for the notes receivable in assessing when to

recognize revenue on the related transaction. Finally, explain to us the circumstances that result in you requesting a note from the customer for payment.

Government subsidies, page F-18

6.   We note that you recognize government grants when there is "reasonable assurance" that you will comply with the required conditions, etc. Please tell us how you define reasonable assurance and how you considered U.S GAAP under which income is generally recognized only when it is "probable" that you will meet all of the required conditions.

Inventories, page F-25

7.   Please tell us the nature of the item, 'Deferred cost' of $4,143,695 as of December 31, 2009 and how you are accounting for this amount.

Note 7. Acquired Intangible Assets, Net, page F-27

8.   With respect to your $3.0 million loss provision and $0.5 million impairment charge in 2008, as discussed on pages F-28 and F-32, please respond to the following:

- Please tell us the significant terms of the agreement with a third party to acquire certain technology.
- Please tell us how much of the $10 million you have paid and when. Tell us the nature of these payments.
- For any amounts not yet paid, provide us with a schedule of remaining payments, including guaranteed royalties, under the agreement.
- Tell us the amount of underlying revenues in 2008 and 2009 related to the products incorporating this technology for which you owe royalties. Explain to us how you are using this technology.
- Please explain the nature of the significant assumptions underlying your valuations used to determine the amount of the loss.
- Please explain why you classified $3 million of the loss as a provision for loss commitment and $0.5 million against other long-term assets. Tell us where you recorded the provision of $3 million on your balance sheet and where you recorded the debit for $0.5 million.
- Please tell us what technology you received in 2009 and the method and significant assumptions you used to value the asset. Please tell us how you have recorded the asset and the provision in your balance sheet.

Note 13. Accrued Expenses and Other Current Liabilities, page F-32

– Warranty, page F-33

9.   We note that you incurred significant warranty costs in 2008 and 2009 in relation to the warranty provision you recorded on new sales. Please explain to us in greater detail the nature of the increased warranty costs. Please explain to us how you determined the warranty provision for 2008 and 2009 including how you considered the warranty costs incurred in 2008 and 2009.

Exhibits 21.1 and 12.2

10.   We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

11.   Further, we note that in paragraph 1 of the certifications you did not identify the company as required by Instruction 12 to the exhibits to Form 20-F. In paragraphs 4 and 4(a) you removed the 's' from Rules and did not include and end parenthesis and a semi-colon. Please revise future filings so that the certification is consistent with the instructions to the exhibits to Form 20-F.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3643 if you have any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief